PPL Energy Supply, LLC

Two North Ninth Street

Allentown, PA 18101

February 4, 2013

VIA EDGAR

Re:	PPL Energy Supply, LLC

Registration Statement on Form S-4

File No. 333-185996

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, PPL Energy Supply, LLC (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1 thereto, be accelerated so that the Registration Statement may become effective at 10:00 a.m., Eastern Standard Time, on February 6, 2013, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Andrew R. Keller of Simpson Thacher & Bartlett LLP at (212) 455-3577.

Very truly yours,

PPL Energy Supply, LLC

By:	/s/ Russell R. Clelland
Name:	Russell R. Clelland
Title:	Assistant Treasurer

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